MANAGEMENT DISCUSSION & ANALYSIS
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”). The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the year ended April 30, 2008.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted. Financial statements and summary information derived therefrom are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals. The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. The Company’s shares trade on Toronto Stock Exchange and on the American Stock Exchange.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada on the following properties:

  Central Mineral Belt (“CMB”) Uranium Project.

  Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties.

HIGHLIGHTS

The Company’s efforts for the fourth quarter of fiscal 2008 and beyond focused on:

  completing a $15 million bought deal financing

  entering into an agreement to acquire Universal Uranium’s properties arranging for the spin-out of its gold/VHMS properties

  continuing an extensive and aggressive drilling program on its Central Mineral Belt (“CMB”) uranium properties

$15 Million Bought Deal Financing

In April, the Company closed an offering pursuant to which the underwriter purchased 8,000,000 non flow-through units and 3,575,000 flow-through common shares (“FT Shares”) at prices of $1.25 per unit and $1.40 per FT Share, respectively, generating aggregate gross proceeds of $15,005,000. Each unit consisted of one common share and one transferable common share purchase warrant that entitles the holder to purchase one common share at a price of $1.80 until October 4, 2009.

The underwriter received a cash fee equal to 6.0% of the gross proceeds, or $900,300, and warrants to purchase 694,500 units of the Company at a price of $1.25 per unit until October 4, 2009. Each of these units consists of one common share and one transferable common share purchase warrant that entitles the holder to acquire one additional common share of the Company at a price of $1.80 on or before October 4, 2009.

Acquisition of Universal Uranium’s Properties

In May 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") under which Crosshair will acquire all of Universal's interest in its project in the CMB of Labrador, which totals approximately 4,737 claims. Universal acquired a 60% interest in the Property, under the terms of a property acquisition agreement with Silver Spruce dated January 23, 2006. Closing, which is expected to occur no later than July 31, 2008, is conditional upon both Universal and Crosshair obtaining regulatory approval for the transaction and to the satisfactory due diligence review by each of Crosshair and Universal.

As consideration for Universal's interest in the Property, Crosshair will pay to Universal $500,000 and issue 10,000,000 common shares and 7,500,000 warrants. Each warrant will entitle Universal to purchase an additional common share in the capital of Crosshair at $1.00 per share for a period of three years from closing, subject to early expiry in the event that the average trading price of Crosshair's common shares exceeds $2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal will be subject to escrow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair's management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, of which a 0.5% net smelter return royalty may be purchased by Crosshair for $1,000,000.

Crosshair will also purchase, by way of private placement, 4,444,444 units of Universal at a price of $0.45 per unit. Each unit will consist of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months. Closing of the private placement is not conditional upon closing of the acquisition of the claims.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

The Two Time Zone is the most advanced prospect within Universal's 1,184 square kilometre land holdings in the CMB. This Zone, and in fact the majority of Universal's ground, is located north-west of Crosshair's current CMB Project. The Two Time Zone falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands. This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation. The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

The Two Time Zone was first discovered in September 2006 following an airborne radiometric survey and has a current strike length of 475 metres (m) and remains open along strike and to depth. Mineralization at the Two Time Zone is hosted in an altered, brecciated and fractured, felsic intrusive, which carries extensive hematite, chlorite, carbonate and albite alteration. The zone has similarities to large, iron oxide copper gold (IOCG) style, uranium rich, hematite breccia deposits such as the Olympic Dam deposit in Australia, the world's largest uranium deposit.

Spin-out of Gold/VHMS Properties

In May 2008, the Company announced a proposal to form a separate company, Gemini Metals Corp. ("Gemini"), to further explore its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland, and an agreement with Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in the Properties, whereby Paragon will contribute its retained interests in the Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties.

The properties being acquired by Gemini comprise the Golden Promise Property, South Golden Promise Property and Victoria Lake Property. Crosshair has earned a 60% interest in both the South Golden Promise and Victoria Lake Properties and has the right to earn a 60% interest in the Golden Promise Property over a four year period expiring in May 2010. The Golden Promise option agreement between Crosshair and Paragon will be terminated upon closing of the proposed transaction.

Gemini will be funded by a planned prospectus offering in conjunction with a TSX Venture Exchange listing application. The listing of the shares of Gemini is subject to the approval of the TSX Venture Exchange. Crosshair proposes to carry out the spin-out, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (the "Arrangement"). Under the terms of the proposed Arrangement, holders of Crosshair's common shares are expected to receive approximately one common share of Gemini for every 5.5 common shares of Crosshair held.

Under the statutory provisions governing the Arrangement, Crosshair is required to seek an interim order and a final order from the B.C. Supreme Court to carry out and complete the spin-out. Following receipt of the interim order, the Company will mail to Crosshair shareholders of record, an information circular setting out, in prospectus level detail, the final terms and conditions of the Arrangement and the basis on which Crosshair shareholders will, on its completion, hold or receive shares of the two resulting companies. Crosshair plans to move ahead on the spin-out quickly and anticipates presenting this matter to the shareholders at its annual general meeting expected to be held in September 2008.

CMB Drilling Programs

Over 31,000 metres (m) of drilling have been completed at the CMB Uranium Project this fiscal year. Over half of the drilling targeted the C Zone, with the objective of significantly expanding and upgrading the resource. Drilling in 2007 returned the best intercepts to date, highlighted by ML-87 (0.07% U3O8 over 71.3 m including 0.1% U3O8 over 45.7 m). More than 400 m were added to the strike length of the Zone, which now totals 1500 m. An updated NI 43-101 resource calculation is currently in progress.

The drill program was also designed to continue defining the mineralized zones at Area 1 and the recently discovered mineralization at Armstrong, which together with the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor. Area 1 is located 1.5 km southwest of the C Zone and has a current strike length of 600 m. Armstrong is located approximately 3 km southwest of the C Zone and has a current strike length of 300 m. All three areas remain open.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

Drilling this summer will be aimed at confirming the continuity of mineralization between all three zones, as well as testing several new targets in Northstar, the northern portion of the Property.

In addition to drilling within Northstar, an exploration program was carried out on Lonestar, (the southern portion of the Property). Ground work from 2007 that included a lake sediment survey, an alpha cup radon gas survey, geological mapping and geochemical sampling, identified several areas within Lonestar having highly anomalous concentrations of uranium and associated elements. These high priority targets will be further tested with detailed mapping as well as several geochemical programs. The two most advanced targets within Lonestar are Madsen Lake and Croteau Lake, both of which will be drill tested this summer.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. Further information relating to the Central Mineral Belt Uranium Project is included in the technical report entitled Technical Report on the Central Mineral Belt Uranium Project, Labrador, Canada dated September 7, 2007 prepared by Peter Lacroix P.Eng. and R. Barry Cook M.S.C. P.Eng. available on SEDAR at www.sedar.com.

SELECTED ANNUAL INFORMATION

	Year Ended April 30, 2008	Year Ended April 30, 2007	Year Ended April 30, 2006

Total revenues	$ Nil	$ Nil	$ Nil
General and administrative expenses	11,051,968	6,584,203	2,410,229
Write-off of resource property	247,704	-	1,518,429
Loss for the year	(12,933,204)	(5,533,011)	(2,175,473)
Loss per share – basic	(0.18)	(0.09)	(0.05)
Total assets	42,270,262	31,664,543	18,366,392

RESULTS OF OPERATIONS

The results of operations for the year were generally as expected. The two most significant components of the $12.9 million loss for the year were non-cash events: $7.1 million attributable to the fair value of stock-based compensation benefits recorded and $2.1 million attributable to the unrealized loss of marketable securities held. Together these two items represent almost 72% of the reported loss.

The number of personnel has increased significantly over the past two years to support the Company’s extensive property acquisition and exploration programs, and overall corporate development. Under the Company’s stock option plan, stock options vest over a two year period. The fair value of stock options granted is recognized as these options vest. Therefore, similar charges can be expected in future quarters over the next year.

The volatility of the stock markets that began last summer continued during this quarter, resulting in a significant write-down of marketable securities on hand.

Investor relations activity was up significantly this year to almost $0.5million, about 2.5 times the previous year, because of an increase in the number of shows attended, contracting of third party investor relations entities, and holding the Company’s annual general meeting of shareholders in St. John’s, Newfoundland, site of the Company’s properties. Spending on outside investor relations consultants is expected to decline during fiscal 2009, and a greater emphasis will be placed on utilizing in-house investor relations personnel, which is expected to result in reduced investor relations costs.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

Costs for rent and related office and administration were up significantly during the year as both the Company’s Vancouver and Newfoundland offices expanded to accommodate the growing number of personnel needed to support operations. These costs are expected to continue for the near future. Hiring additional personnel also contributed to an increase in salaries and wages expenses of almost $0.4 million that will continue at least in the short term.

SUMMARY OF QUARTERLY RESULTS

Description	4Q 2008	3Q 2008	2Q 2008	1Q 2008
Revenue Income (loss) for the quarter Income (loss) per share Mineral property expenditures	- (3,378,556) (0.05) 2,910,519	- (2,786,458) (0.04) 3,125,939	- (3,696,142) (0.05) 4,539,627	- (3,072,048) (0.04) 1,944,604

Description	4Q 2007	3Q 2007	2Q 2007	1Q 2007
Revenue Income (loss) for the quarter Income (loss) per share Mineral property expenditures	- (1,864,893) (0.03) 2,732,287	- (1,335,021) (0.02) 2,309,701	- (1,324,992) (0.02) 3,719,941	- (1,008,105) (0.02) 1,869,602

As with the two most recent quarters, the two largest components of the current quarter loss are represented by non-cash activities: stock-based compensation charges and an unrealized loss on marketable securities held which together account for approximately 70% of the loss for the quarter. Recent personnel additions and a two-year vesting period have resulted in large quarterly charges that can be expected to continue in the near future. Stock market volatility continues to erode the trading value of marketable securities held. Future quarterly marketable security write-downs are likely to be less if only because their current carrying value approximates the amount of the current quarter write-down.

Amortization for the quarter is also higher than previous quarters because of increased office space in the Vancouver office, a change in Newfoundland offices and increased equipment for the new and increased office spaces.

Wages and salaries are up from the previous quarter, largely because of the seasonality of certain employees.

Investor relations expenses are up for all quarters in the current fiscal year because of an increased number of conferences the Company attended, an increased number of presentations made by the Company and utilization of a greater number of third party consultants. These costs are expected to decrease in fiscal 2009 as the Company discontinues use of most third party consultants and reduces the number conferences attended.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2008, the Company had cash and cash equivalents of $13,275,874 (April 30, 2007 - $14,311,417) and working capital of $13,391,332 (April 30, 2007 - $15,390,704). The Company has sufficient funds for operations for at least the next 12 months. The Company’s cash and cash equivalents are kept in a major Canadian financial institution and its affiliated brokerage house in highly liquid accounts and investments. No amounts have been or are invested in asset-backed commercial paper.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	April 30, 2008	Report Date
Common shares	84,595,825	84,865,825
Director, employee and contractor options – vested	5,579,250	4,985,500
Director, employee and contractor options – granted but not yet vested	4,013,750	2,307,500
Warrants to purchase shares	8,000,000	8,000,000
Warrants to purchase units (each unit consisting of one share and one warrant)	694,500	694,500

RELATED PARTY TRANSACTIONS

The Company entered into transactions with related parties as follows:

  charged management fees of $20,000 (2007: $40,000, 2006 - $12,000) and sold the Sinbad claims for a gain of $15,849 (2007: $Nil) to Target Exploration & Mining Corp., another public company with directors in common. Effective September 1, 2007, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at April 30, 2008 is an amount of $75,407 (April 30, 2007: $Nil) owing from this company.

  incurred management fees of $15,000 (2007 – $50,000, 2006 - $225,000) to Geir Liland for services as CFO during the first quarter of fiscal 2008.

  incurred management fees of $56,250 (2007 – $Nil, 2006 - $Nil) to a private company controlled by Douglas R. Brett for his duties as CFO.

  incurred independent directors’ fees of $108,500 (2007 - $60,500, 2006 - $63,000). These are paid to all non- executive directors, who earn $1,000 per month for their services to the Company as directors and $500 per month for committee participation.

  during the year ended April 30, 2008, the Company incurred accounting fees of $Nil (2007 – Nil, 2006 $58,529) to Pacific Opportunity Capital, a private company controlled by a former officer.

  incurred legal fees of $122,577 (2007 – $25,882, 2006 - $70,907) to the legal firm of Anfield Sujir Kennedy & Durno, a partner of which, Jay Sujir, is a director of the Company. $102,184 was included in share capital, in relation to issue costs for the April 2008 private placement. At April 30, 2008, $106,961(April 30, 2007 - $Nil) was owed to this party.

  incurred geological consulting fees of $15,600 (2007 – $33,075, 2006 - $40,701) to a private company owned by Stewart Wallis, a director of the Company. These fees are included in mineral property costs. Included in payables and accrued liabilities as at April 30, 2008 is an amount of $Nil (April 30, 2007: $5,830) owing.

  entered into a 3 year office lease agreement for 6,262 square feet of office space at $109,585 per year for its Newfoundland office with a private company controlled by Chris Collingwood, who was appointed director during the year. Office rent of $45,660 (2007: Nil) was paid to this company during the year.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions were incurred in the normal course of operations

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

FOURTH QUARTER

Significant items that effected the statement of operations of the Company during the quarter ended April 30, 2008 were stock based compensation of $1,751,830 recognized for options granted and vested during the fourth quarter and property write-off’s totalling $247,704. All other items on the statement of operations were consistent in the three month period ending April 30, 2008 when compared to the previous quarter. During the fourth quarter, the Company also raised net cash of $13,605,206 from a bought-deal financing and spent $2,910,519 on mineral property expenditures. There were no significant year end adjustments during the fourth quarter.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the year ended April 30, 2008 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. Significant areas where management’s judgement is applied included: asset valuations and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation. These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

Recent Canadian Accounting Pronouncements

Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

on or after October 1, 2008. Management has determined that these new accounting standards will not impact financial statements materially. Adoption of this standard will result in the withdrawal of Emerging Issues Committee (“EIC”) 27.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. This new standard will become effective for the Company beginning on May 1, 2008. The Company is reviewing this standard and has not yet determined the impact, if any, on its financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. These new standards will become effective for the Company beginning on May 1, 2008. The Company is currently evaluating the impact of this standard.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. They will become effective for the company beginning May 1, 2008. The Company is currently evaluating the impact of this standard.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces the Section 3030, Inventories, in an effort to harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. This standard is effective for fiscal years beginning on or after January 1, 2008, and management has determined that the initial adoption of this standard will not have a material impact on the financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

Accounting Changes

Effective January 1, 2007, the Company adopted revised CICA Section 1506, Accounting Changes, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under this standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The adoption of this section had no material impact on the financial statements of the Company.

Financial Instruments, Comprehensive Income, and Hedges

On January 1, 2007, the Company adopted the CICA Handbook Sections 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges.

          Financial Instruments

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held to maturity, loans and receivables, or other financial liabilities as follows:

  Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

  Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

  Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

  Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

Upon adoption of this new standard, the Company designated its cash and cash equivalents and marketable securities as held-for-trading, which are measured at fair value. Receivables have been designated as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and future reclamation costs are classified as other financial liabilities, which are measured at amortized cost.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

          Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for sale.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

          Hedges

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed, as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. The adoption of this section is optional. The Company is not currently engaged in hedging activities.

Upon adoption of these new sections, the transition rules require that the Company adjusts either the opening deficit or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. The Company has evaluated the impact of these new sections on its financial statements and determined that no significant adjustments were required upon adoption.

          Equity

Effective January 1, 2007, the Company adopted CICA Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during the reporting periods presented. As there are no changes resulting from the adoption of Section 1530, discussed above, the adoption of this policy had no impact on the Company’s financial statements for any of the periods presented.

SUBSEQUENT EVENTS

Subsequent to April 30, 2008, the Company:

  granted stock options to purchase 250,000 shares at $0.88 per share on or before May 23, 2013 and cancelled 20,000 stock option.

  cancelled 2,500,000 stock options originally granted to insiders of the Company. On the same day, 2,850,000 stock options originally granted to non-insiders at $1.00 or higher were repriced to $0.87.

  Issued 20,000 common shares in relation to the Golden Promise option agreement.

  entered into an agreement with Universal Uranium Ltd. ("Universal") under which Crosshair will acquire all of Universal's interest in its project in the CMB of Labrador. As consideration for Universal's interest in the Property, Crosshair will pay to Universal $500,000 and issue 10,000,000 common shares and 7,500,000 warrants. Each warrant will entitle Universal to purchase an additional common share in the capital of Crosshair at $1.00 per share for a period of three years from closing, subject to early expiry in the event that the average trading price of Crosshair's common shares exceeds $2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal will be subject to escrow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair's management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, of which a 0.5% net smelter return royalty may be purchased by Crosshair for $1,000,000. Crosshair will also purchase, by way of private placement, 4,444,444 units of Universal at a price of $0.45 per unit. Each unit will consist of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months. Closing of the private placement is not conditional upon closing of the acquisition of the claims.

  announced a proposal to form a separate company, Gemini Metals Corp. ("Gemini"), to further explore its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland, and an agreement with Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in the properties, whereby Paragon will contribute its retained interests in the Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties. The Properties being acquired by Gemini comprise the Golden Promise Property, South Golden Promise Property and Victoria Lake Property. Crosshair has earned a 60% interest in both the South Golden Promise and Victoria Lake Properties and has the right to earn a 60% interest in the Golden Promise Property over a four year period expiring in May 2010. The Golden Promise option agreement between Crosshair and Paragon will be terminated upon closing of the proposed transaction.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

OUTLOOK

The Company is proceeding with the spin-out of its gold and VHMS properties to a new entity, Gemini Metals Corp., which it hopes to complete by the second quarter of fiscal 2009. Most of the Gemini shares it receives in exchange for its interest in these properties will be distributed to Crosshair shareholders.

After completing the spin-out, the Company’s focus will be exclusively on uranium exploration and development for the foreseeable future. Crosshair intends to continue the current extensive exploration program on its CMB uranium properties in Labrador, and integrate the Universal Uranium properties it is acquiring.

Labrador’s Nunatsiavut Government has announced a moratorium on uranium mining for the next 3 years on Inuit land it governs. As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium, is not expected to directly materially affect the Company’s operations or prospects, however, a negative impact on market sentiment toward the area may develop, making it more difficult to raise capital required as needed.

GENERAL

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile. There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Year Ended April 30, 2008
Date Prepared: July 23, 2008

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction. Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

DISCLOSURE CONTROLS

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of April 30, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

INTERNAL CONTROLS

There were no changes in the Company’s internal controls over financial reporting during the quarter ended April 30, 2008 that have affected, or which are reasonably likely to materially affect, its internal controls over financial reporting.

APPROVAL

The Board of Directors of Crosshair Exploration and Mining Corp. have approved the disclosures contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.